Exhibit 4.19

Summary of Agreement between Guilin Jun Tai Fu Construction and Development Co. Ltd. and Guilin Gui Gong Construction Management Co. Ltd. for construction management services

Guilin Jun Tai Fu Construction and Development Co. Ltd. (“Guilin JTF”) entered into an agreement (“Agreement”) with Guilin Gui Gong Construction Management Co. Ltd. (“Guilin Construction Management”) on February 6, 2012 for the provision of construction project management services.  Pursuant to the Agreement, Guilin Construction Management shall provide services to control the progress, quality, and cost of the construction project. The contract price is RMB 330,000.  Guilin JTF shall pay RMB 25,000 for each month that Guilin Construction Management’s personnel are on site.  Within thirty (30) days of the completion, inspection, and acceptance of the construction project, Guilin JTF shall make payment to Guilin Construction Management to bring the total amount paid to 90% of the contract price.  Guilin JTF shall hold the remaining 10% of the Contract Price as quality assurance fee payable one year after the completion of the construction.